File Number:       57529-0003-Letters

Web site: www.langmichener.com

Direct Line: (604) 691-7445
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E-Mail: tdeutsch@lmls.com

November 9, 2007

BY COURIER AND FILED BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.
U.S.A., 20549

Attention:       Mr. Dennis C. Hult, Staff Accountant

Dear Mr. Hult:

MIV Therapeutics, Inc. (the "Company")
Item 4.02 Form 8-K
Filed November 8, 2007
SEC File No. 000-30453

We write on behalf of the Company in response to the letter (the "Comment Letter") of November 8, 2007 from the Securities and Exchange Commission (the "Commission") commenting on the Company's Current Report on Form 8-K (the "Form 8-K") dated October 23, 2007 and filed with the Commission on November 8, 2007.

On behalf of the Company, we have filed with the Commission, via the EDGAR system, Amendment No. 1 to the Form 8-K (the "Amended 8-K") that revises the Form 8-K pursuant to the comments set out in the Comment Letter. We enclose with this letter two copies of the Amended 8-K, plus two copies that have been redlined to show the changes from the Form 8-K.

On behalf of the Company we also provide below item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Comment

1.         We assume you filed the Form 8-K on November 8, 2007 in response to our later dated November 6, 2007. Please note: the Item 4.02 Form 8-K should have been filed within four business days after the company concluded that the prior financial statements should not be relied upon. Form 8-K Rule B1.

Response:

We thank the Commission for its comment in this respect, and we confirm, on behalf of the Company, that the Company inadvertently neglected to file a Form 8-K within four business days after concluding that its financial statements for the period ended February 28, 2007 should not be relied upon. The Company recognizes that a conclusion that prior financial statements should not be relied upon is a reportable event that should have been, and in the future will be, disclosed by the Company in an appropriate and timely fashion.

2.         We refer to the next to the last paragraph. Please file an amendment to indicate the date on which the company reached a conclusion that the financial statements in the company's Form 10-QSB for the period ended February 28, 2007 were not to be relied upon. Form 8-K Item 4.02(a)(1).

Response:

We thank the Commission for its comment in this respect, and we confirm, on behalf of the Company, that the Company has filed an Amended 8-K to indicate that the Company reached a conclusion on or about August 15, 2007 that the financial statements in the Company's Form 10-QSB for the period ended February 28, 2007 were not to be relied upon.

3.         We note the date of the report on the face page of the Form 8-K is October 23, 2007. Please note parenthetically in your amended report the date of earliest event reported, which would be the date the company concluded regarding the non-reliance of the financial statements in the company's Form 10-QSB for the period ended February 28, 2007.

Response:

We thank the Commission for its comment in this respect, and we confirm, on behalf of the Company, that the Company has filed an Amended 8-K to note parenthetically the date the Company reached a conclusion that the financial statements in the Company's Form 10-QSB for the period ended February 28, 2007 were not to be relied upon, such date being on or about August 15, 2007.

4.         Please include the statement of acknowledgement, as indicated below, in your response to this letter.

Response:

We thank the Commission for its comment in this respect, and we thus confirm, on behalf of the Company, that the Company has provided the enclosed statement acknowledging that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing to be in order, however, should you require any further information or have any questions, please contact the undersigned at (604) 691-7445.

Yours very truly,

/s/ Thomas J. Deutsch

Thomas J. Deutsch
for Lang Michener LLP

Enclosures

ec.          MIV Therapeutics, Inc.; Attn: Patrick McGowan, Chief Financial Officer